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                              November 3, 2022

       Thomas Finke
       Chief Executive Officer
       Adara Acquisition Corp.
       211 East Blvd.
       Charlotte, NC 28203

                                                        Re: Adara Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 18,
2022
                                                            File No. 333-266098

       Dear Thomas Finke:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Form S-4/A filed October 18, 2022

       Unaudited Pro Forma Condensed Combined Financial Information
       Pro Forma Notes
       Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
       Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 95

   1. In regard to adjustment 2.e, please explain to us the basis for reclassifying the public warrants to permanent
equity. We note there is no adjustment to warrant liabilities on the balance sheet regarding
this reclassification. Additionally, explain to us your treatment of public warrants
reclassified to permanent equity for dilutive earnings per share purposes in periods in which pro
forma net income is presented.
 Thomas Finke
FirstName LastNameThomas   Finke
Adara Acquisition Corp.
Comapany 3,
November  NameAdara
             2022     Acquisition Corp.
November
Page 2    3, 2022 Page 2
FirstName LastName
Certain U.S. Federal Income Tax Considerations of the Redemption and the
Business
Combination, page 133

2. We note your response to comment 22. As it appears that counsel is providing a short-
         form tax opinion, please revise this section of the prospectus to state that the disclosure is the opinion of named counsel. Similarly, counsel should revise Exhibit
8.1 to state that
         the disclosure in this section of the prospectus constitutes the opinion of named counsel.
         It appears that counsel cannot opine whether the transaction will qualify as a
         "reorganization" under Section 368(a) of the Code; counsel may issue a "should" or "more likely than not" opinion, disclose why it cannot give a "will" opinion, describe the degree of uncertainty in the opinion, and provide relevant risk factor disclosure. Refer to Staff
         Legal Bulletin No. 19 for additional guidance.
Alliance Management's Discussion and Analysis of Financial Condition and Results of
Operations
Cost of Revenues, page 170

3. Your disclosure indicates marketing development funds ("MDF") affect the gross margin percentage. Please expand your disclosure to further detail how MDF is determined and the reason for the cited reduced amounts in each affected periods. You also mention slow moving inventory may affect the gross margin percentage. Discuss if this had a material impact in any period presented, and if so, disclose the magnitude. Liquidity and Capital Resources
Cash Flow, page 174

4. You disclose higher inventory was primarily the result of pre-holiday investments that was affected by the indicated supply chain issues. You say the combination of the delays that caused you to miss the prime holiday selling season and associated increased freight costs resulting in price increases that likely slowed sales caused the increase in inventory at June 30, 2022. Given the interval of time between when the pre-
         holiday investments in inventory were made and the balance of inventory at June 30,
         2022, please explain to us and disclose as appropriate your evaluation of excess and obsolete inventory during this period and the determination of the net realizable value of the inventory at June 30, 2022. Disclose any additional costs incurred to hold and manage the increased amount of inventory, and whether you undertook any liquidation of inventory during this interval of time as part of your disclosed ongoing assessment of inventory. Also, tell us when the pre-holiday inventory investments were made.


Critical Accounting Policies and Estimates
Inventory and Returns Reserve, page 175

5. You disclose pre-holiday investments in gaming arcades that were delayed in transit
 Thomas Finke
Adara Acquisition Corp.
November 3, 2022
Page 3
         resulted in missed sales opportunities and the increased inventory balance at June 30,
         2022. Please expand your disclosures for the specific assumptions and estimates used to calculate net realizable value for inventory. These disclosures should clearly explain (a)
         what the critical estimate is; (b) the uncertainties associated with the critical estimate; (c)
         the methods and assumptions used to make the critical estimate, including an explanation as to how you arrived at the assumptions used; (d) the events or transactions that could materially impact the assumptions made; and (e) how reasonably likely changes to those assumptions could impact your consolidated financial statements. Refer to Item 303(b)(3)
         of Regulation S-K and related instruction 3 of instructions to paragraph (b) regarding critical accounting estimates and ASC 330-10-50-6 regarding disclosure in the notes to the financial statements.

Alliance Management's Discussion and Analysis of Financial Condition and Results of
Operations
Quantitative and Qualitative Disclosures about Market Risk
Inflation Risk, page 176

6. We note your response to comment 15. If material, please revise to quantify the impact of inflation on your business during the fiscal year ended June 30, 2022. General

7. Please tell us how the Class E common stock will be issued to Alliance stockholders
         (e.g., in a registered offering or otherwise).
        You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at
202-551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-
3222 with any other questions.



FirstName LastNameThomas Finke                                  Sincerely,
Comapany NameAdara Acquisition Corp.
                                                                Division of
Corporation Finance
November 3, 2022 Page 3                                         Office of Trade
& Services
FirstName LastName